NO ACT

PE 1-21-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF CORPORATION FINANCE



10010664

February 24, 2010

Received SEC
FEB 24 2010
Washington, DC 20549

William J. Cunningham

FISMA & OMB Memorandum M-07-16

Act: 1934
Section:
Rule: 14a-8
Public Availability: 02-24-2010

Re: General Electric Company
Incoming letter dated January 21, 2010

Dear Mr. Cunningham:

This is in response to your letters dated January 21, 2010 and February 9, 2010 concerning the shareholder proposal that you submitted to GE. We also have received a letter on behalf of GE dated January 29, 2010. On December 31, 2009, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reverse our previous position.

Sincerely,

Brian V. Breheny
Deputy Director,
Legal & Regulatory Policy

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

William J. Cunningham

FISMA & OMB Memorandum M-07-16

February 9, 2010

VIA E-MAIL
Office of Chief of Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareholder Proposal of William J. Cunningham
Exchange act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

Rescind versus terminate? GE's attorney spends three plus pages expounding on the difference between the two and on the legal definition of rescind (i.e., Ronald O. Mueller's letter to the SEC dated January 29, 2010).

I would point out that I am an investor and shareholder of General Electric and a member of the class of people that the SEC protects as set forth in its mission statement. I am not an attorney and am not being paid to render legal opinions regarding the technical language of shareholder proposals. While I realize that in a legal context language matters, it does seem that Mr. Mueller spends a lot of time arguing against language that is not even under consideration given the content of my **revised** proposal to the SEC (dated December 17, 2009), another copy of which is enclosed. That revision, completed after being made aware of GE's position regarding the legal ramifications of my request, altered the language to allow for termination of the contract if legally permissible. This, of course, was submitted **before** I was provided a copy of the contract with Geron, which contains a provision allowing termination without cause, a provision GE and its legal team failed to reference before I acquired a copy of the contract. While I realize the contract also provides for any payment obligation to survive the termination of the contract, Mr. Mueller fails to identify any existing payment obligation or reference any limitation on such obligation. I suspect that if his client were seeking to terminate this contract, he would be zealously arguing that either no payment obligation existed or that it was limited to some nominal amount. Mr. Mueller's treatise on the case law regarding rescission of contracts, makes it appear that he agrees with me that my request to have the shareholders consider terminating the contract with Geron, without cause pursuant to paragraph 10(c) has merit.

I would ask that you please not be distracted by Mr. Mueller's tactics and instead consider them as corroboration that my request has merit and withdraw your earlier opinion that would allow GE to justify refusing to put my proposal before the shareholder's of this company by inclusion in the 2010 Proxy Materials. At some point, shareholder's should have some say in how the company is run and what direction the business will take.

Thank you for your immediate attention to this matter.

Sincerely,

William J. Cunningham

cc: Ronald O. Mueller, GIBSON, DUNN & CRUTCHER LLP
Craig T. Beazer, General Electric Company

William J. Cunningham

FISMA & OMB Memorandum M-07-16

December 17, 2009

VIA E-MAIL
Office of Chief of Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareholder Proposal of William J. Cunningham
Exchange act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

I have submitted a shareholder proposal to the General Electric Company and have been advised by their legal counsel, Gibson, Dunn & Crutcher LLP, that GE intends to exclude my proposal from their proxy statement. This was conveyed by Ronald O. Mueller of Gibson, Dunn & Crutcher in his December 1, 2009 communication to the SEC, Re Shareholder Proposal of William J. Cunningham (Client # C 32016-00092).

I have considered Mr. Mueller's concerns and do not wish to have GE subjected to a suit for breach of contract. However, I also believe that my concerns go far beyond day-to-day decisions in running a business. More accurately, my proposal addresses whether this company wants to adopt a philosophy of exploiting the weak and defenseless, while also opting for a more expensive technology that has been shown to be inferior to other options. I would think these would be appropriate issues for consideration by the owners of the company. Therefore, to advance that consideration, while taking into account the objections raised by Mr. Mueller, I suggest that my proposal be modified as follows:

RESOLVED: That the shareholders of General Electric request the Board of Directors to instruct GE senior management as follows: Upon the expiration of any contracts that commit GE to be involved or engaged in the development of products made from human embryonic stem cells, that GE will refrain from extending such contracts and will refrain from entering into any other agreements or contracts that exploit the use of human embryo's, regardless of their source, for any purpose, including research and development. Further, that in the event that circumstances arise that allow GE to legally exercise any option to terminate such agreements or contracts that currently exist, such as the agreement with Geron, GE will take whatever steps are necessary to terminate, rescind or void such agreements or contracts.

SUPPORTING STATEMENTS: The state of stem cell research today is much more promising for **adult** stem cells than embryonic stem cells. Setting aside the ethical issue, why would GE pursue an area of stem cell research (i.e. human embryos) that has less potential than adult stem cells?

Additionally, more powerful alternatives exist, such as **cellular reprogramming** on the one hand, or the use of **adult/umbilical cord** stem cells on the other, neither of which requires ever laying a hand on a human embryo. These options have more potential for higher returns and avoid the ethical quagmire of taking some human lives in order to benefit others.

Sincerely,

William J. Cunningham

cc: Craig T. Beazer, General Electric Company
Ronald O. Mueller, GIBSON, DUNN & CRUTCHER LLP

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Client Matter No.: C 32016-00092

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

January 29, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of William J. Cunningham
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 1, 2009, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2010 Annual Shareowners' Meeting (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof submitted by William J. Cunningham (the "Proponent") relating to that certain agreement by and between GE Healthcare UK Limited ("GE Healthcare"), a subsidiary of the Company, and Geron Corp. dated June 29, 2009 (the "Geron Agreement"), pursuant to which GE Healthcare and Geron Corp. have agreed to partner to develop and commercialize cellular assay products derived from human embryonic stem cells. The Proposal requests that the Company "rescind" the Geron Agreement. The No-Action Request indicated our belief that the Proposal could be excluded from the 2010 Proxy Materials pursuant to Rules 14a-8(i)(2), 14a-8(i)(6) and14a-8(i)(7), because (i) the Proposal would, if implemented, cause the Company to violate state law, (ii) the Company lacks the power or authority to implement the Proposal, and (iii) the Proposal pertains to the Company's ordinary business operations.

On December 31, 2009, the Staff concurred with the omission of the Proposal pursuant to Rule 14a-8(i)(2) because the implementation of the Proposal would cause GE Healthcare to breach the Geron Agreement in violation of Delaware law. *General Electric Co.* (avail. Dec. 31, 2009). On January 21, 2010, the Proponent submitted a request to the Staff (the "January 21st Request") to reconsider its position that the Proposal may be excluded from the 2010 Proxy Materials under Rule 14a-8(i)(2). A copy of the January 21st Request is attached to this letter as Exhibit A.

In the January 21st Request, the Proponent argues that, if implemented, the Proposal will not cause the Company to breach the Geron Agreement because, pursuant to the Geron Agreement itself, GE Healthcare may terminate the Geron Agreement without cause. Section 10.2 of the Geron Agreement provides in pertinent part that GE Healthcare may terminate the Geron Agreement "without cause upon (90) days written notice." However, that provision does not relieve GE from its payment obligations under the Geron Agreement, stating that GE Healthcare's "payment obligations under Section 2.4(i) [of the Geron Agreement] shall survive any such termination and shall be due thirty (30) days after the effective date of termination, unless [GE Healthcare's] payment obligation has already been fulfilled."

As set forth in the Opinion of Richards, Layton & Finger, P.A. attached to the No-Action Request, the Company reiterates and reasserts that the Proposal, if implemented, will cause the Company to breach the Geron Agreement in violation of Delaware law. The Proposal requests that the Company "rescind" the Geron Agreement, it does not request that the Company terminate the Geron Agreement in accordance with its terms. The Proponent inappropriately and incorrectly asserts that rescission of a contract is equivalent to termination of a contract. Delaware contract law recognizes both termination rights, *see Segovia v. Equities First Holdings, LLC*, 2008 WL 2251218 (Del. Super. May 30, 2008), and rescission rights, *see Sheehan v. Hepburn*, 138 A.2d 810 (Del. Ch. 1958), and the distinction between termination and rescission is a generally recognized principle of common law.

Rescission is the unmaking of a contract, or the undoing of a contract from the beginning, and not merely a termination of a contract. 17B C.J.S. *Contracts* § 422 (1999). To rescind a contract "all parties to the transaction [must] be restored to the *status quo ante*, i.e., to the position they occupied before the challenged transaction." *Strassburger v. Earley*, 752 A.2d 557, 578 (Del. Ch. 2000). Thus, "a 'rescission' amounts to the unmaking of a contract, or an undoing of it from the beginning, and not merely a termination[.]" BLACK'S LAW DICTIONARY 1306 (6th ed. 1990). Rescission "may be effected by mutual agreement of parties, or by one of the parties declaring rescission of a contract without consent of the other if a legally sufficient ground therefore exists, or by applying to courts for a decree of rescission." *Id. See also* 17B C.J.S. *Contracts* § 422 (1999) ("ordinarily an executed contract under which the chose is vested can be rescinded only by mutual consent or judicial decree.").

In contrast, "termination" generally refers to the "end of something." *See Luscavage v. Dominion Dental USA, Inc.*, 2007 WL 901641, at *2 n.8 (Del. Super. Mar. 20, 2007) (quoting Black's Law Dictionary 1482 (7th ed. 1999)). *See also* 17B C.J.S. *Contracts* § 422 (1999) ("The word 'termination' generally refers to an ending, usually before the end of the anticipated term of the contract. Termination differs from 'rescission' which means to restore the parties to their former position."). While rescission requires the mutual agreement of the parties to the contract or the existence of certain legally sufficient grounds, a party may unilaterally exercise its right to terminate a contract pursuant to the terms of such contract or upon the default of the other party. Further, upon a termination, the parties do not forfeit their rights to damages incurred as a result of a breach of the applicable agreement that occurred prior to termination. 17B C.J.S. *Contracts* § 422 (1999). *See also*, 13 CORBIN ON CONTRACTS § 67.8(2) (rev. ed. 2003). In contrast, "[a] party who rescinds a contract can generally receive nothing beyond restitution." 17A AM. JUR. 2D *Contracts* § 588 (2004). Accordingly, under Delaware law, the rescission of a contract is not equivalent to the termination of a contract. The Proposal requests that the Company's Board of Directors "instruct [the Company's] senior management to rescind the agreement with Geron." Thus, the provision regarding termination is not relevant to the Proposal. For the reasons described in the No-Action Request, the Proposal, if implemented, will cause the Company to breach the Geron Agreement in violation of Delaware law.

We, therefore, request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(2). Further, we reiterate our view that the Proposal also properly may be excluded from the 2010 Proxy Materials pursuant to Rules 14a-8(i)(6) and14a-8(i)(7) for the reasons set forth in the No-Action Request. Accordingly, we request that the Staff concur that the Company may exclude the Proposal under Rules 14a-8(i)(6) and 14a-8(i)(7).

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller/SMR

Ronald O. Mueller

ROM/mlb
Enclosures

cc: Craig T. Beazer, General Electric Company
William J. Cunningham

Exhibit A

William J. Cunningham

FISMA & OMB Memorandum M-07-16

January 21, 2010

VIA E-MAIL
Heather L Maples
Senior Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareholder Proposal of William J. Cunningham
Exchange act of 1934 – Rule 14a-8

Dear Ms. Maples:

This is in response to your December 31, 2009 letter to Ronald O. Mueller regarding General Electric Company and my shareholder proposal.

Though I am aware that GE has taken the position that my proposal, if accepted, would require GE to breach its contract with Geron Corporation, I am concerned that it appears that neither GE nor the SEC has considered paragraph 10 of GE's contract with Geron. That paragraph covers "Term and Termination" and subsection 10.2 states:

"**Termination by GEHC Without Cause** GEHC may terminate this Agreement without cause upon ninety (90) days written notice. GEHC's payment obligations under Section 2.4 (i) shall survive any such termination and shall be due thirty (30) days after the effective date of termination, unless GEHC's payment obligation has already been fulfilled."

Based on this provision, it appears GE could terminate this agreement "without cause" and without breaching the contract with Geron Corporation.

I would therefore ask that the SEC reconsider its view supporting GE's intent to exclude my proposal from consideration by the shareholders of this company. Given the difficulties our economy has faced when corporations have ignored the interests and concerns of shareholders, I would hope that this request receives more than cursory consideration. I would also welcome additional input from GE or its representatives regarding my interpretation of paragraph 10 of this contract.

I look forward to hearing from you at your earliest convenience.

Sincerely,

William J. Cunningham

cc: Craig T. Beazer, General Electric Company
Ronald O. Mueller, GIBSON, DUNN & CRUTCHER LLP

William J. Cunningham

FISMA & OMB Memorandum M-07-16

January 21, 2010

<u>VIA E-MAIL</u>
Heather L Maples
Senior Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareholder Proposal of William J. Cunningham
Exchange act of 1934 – Rule 14a-8

Dear Ms. Maples:

This is in response to your December 31, 2009 letter to Ronald O. Mueller regarding General Electric Company and my shareholder proposal.

Though I am aware that GE has taken the position that my proposal, if accepted, would require GE to breach its contract with Geron Corporation, I am concerned that it appears that neither GE nor the SEC has considered paragraph 10 of GE's contract with Geron. That paragraph covers "Term and Termination" and subsection 10.2 states:

"**<u>Termination by GEHC Without Cause</u>** GEHC may terminate this Agreement without cause upon ninety (90) days written notice. GEHC's payment obligations under Section 2.4 (i) shall survive any such termination and shall be due thirty (30) days after the effective date of termination, unless GEHC's payment obligation has already been fulfilled."

Based on this provision, it appears GE could terminate this agreement "without cause" and without breaching the contract with Geron Corporation.

I would therefore ask that the SEC reconsider its view supporting GE's intent to exclude my proposal from consideration by the shareholders of this company. Given the difficulties our economy has faced when corporations have ignored the interests and concerns of shareholders, I would hope that this request receives more than cursory consideration. I would also welcome additional input from GE or its representatives regarding my interpretation of paragraph 10 of this contract.

I look forward to hearing from you at your earliest convenience.

Sincerely,

William J. Cunningham

cc: Craig T. Beazer, General Electric Company
Ronald O. Mueller, GIBSON, DUNN & CRUTCHER LLP